SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. __)*
Under the Securities Exchange Act of 1934
SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Name of Issuer - as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Name of Issuer – as translated into English and as used for regulatory filing purposes)

Series B Shares, in the form of American Depositary Shares
(Title of Class of Securities)
833635105
(CUSIP Number)
Kathlyne Kiaie
c/o SailingStone Capital Partners LLC
One California Street, 30th Floor
San Francisco, California 94111
(415) 429-5178
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 28, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box ☒.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS SailingStone Capital Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
24,886,498

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
24,886,498

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,886,498

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.70%

14	TYPE OF REPORTING PERSON
IA

1	NAMES OF REPORTING PERSONS SailingStone Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
24,886,498

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
24,886,498

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,886,498

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.70%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS MacKenzie B. Davis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
24,886,498

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
24,886,498

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,886,498

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.70%

14	TYPE OF REPORTING PERSON
HC; IN

1	NAMES OF REPORTING PERSONS Kenneth L. Settles Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
24,886,498

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
24,886,498

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,886,498

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.70%

14	TYPE OF REPORTING PERSON
HC; IN

1	NAMES OF REPORTING PERSONS RS Global Natural Resources Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,742,847

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,742,847

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,742,847

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.26%

14	TYPE OF REPORTING PERSON
IV

Item 1.            Security and Issuer.
This Statement on Schedule 13D relates to the Series B Shares, in the form of American Depositary Shares (the “Shares”) of Sociedad Quimica y Minera de Chile S.A. (the “Issuer”).  The address of the principal executive offices of the Issuer is El Trovador 4285, 6th Floor, Santiago, Chile.
The Issuer is also known as “Chemical and Mining Company of Chile Inc.”, which is the English translation of the Issuer’s legal name and is the name under which it makes regulatory filings with the U.S. Securities and Exchange Commission.

Item 2.            Identity and Background.
This Statement on Schedule 13D is being jointly filed by: (i) SailingStone Capital Partners LLC, a Delaware limited liability company registered as an investment adviser with the U.S. Securities and Exchange Commission (“SailingStone”); (ii) SailingStone Holdings LLC, a Delaware limited liability company (“SailingStone Holdings”), which is the general partner of SailingStone GP LP, which is a Delaware limited partnership that serves as managing member of SailingStone; (iii) MacKenzie B. Davis, a United States citizen who is a managing member of SailingStone Holdings and a control person of SailingStone and SailingStone Holdings (“Davis”); (iv) Kenneth L. Settles Jr., a United States citizen who is a managing member of SailingStone Holdings and a control person of SailingStone and SailingStone Holdings (“Settles”); and (v) RS Global Natural Resources Fund (the “Fund”), a separate investment series of RS Investment Trust, an investment company registered with the U.S. Securities and Exchange Commission under the Investment Company Act of 1940, as amended, for which SailingStone serves as sub-investment adviser.  (SailingStone, SailingStone Holdings, Davis, Settles and the Fund are sometimes also referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons").  Further information regarding the identity and background of certain of the Reporting Persons is set forth in the Exhibit B which is attached hereto.
During the last five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of their respective executive officers, their respective managing members or any persons controlling their respective managing members has: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.            Source and Amount of Funds or Other Consideration.
The Shares herein reported as being beneficially owned by the Reporting Persons were acquired by SailingStone directly acting solely on behalf of its investment advisory clients.  SailingStone has purchased a total of 24,886,498 Shares in open-market purchases for an aggregate consideration of $621,372,523 (exclusive of brokerage commissions).  To the best knowledge of the Reporting Persons, the funds used in such purchases were from existing SailingStone’s available investment capital and none of the consideration for such Shares was represented by borrowed funds.
Item 4.            Purpose of Transaction.
The Reporting Persons have acquired the Shares for investment purposes and will continue to analyze their investment in the Issuer on an ongoing basis. As part of this investment analysis process, the Reporting Persons reserve the right to engage in discussions with management of the Issuer and with third parties that may have an interest in the business affairs of the Issuer in order to monitor their investment and consider possible strategic alternatives.
In addition, the Reporting Persons will submit a candidate for re-election to the Board of Directors of the Issuer for consideration at the Ordinary Shareholders Meeting scheduled for April 26, 2016.  The Reporting Persons have proposed the re-election of Edward J. Waitzer to serve as an Independent Director. Biographical information regarding Mr. Waitzer is set forth below:

Edward J. Waitzer

Mr. Waitzer was Chair of Stikeman Elliott LLP, a leading Canadian law firm, from 1999 to 2006 and remains a senior partner whose practice focuses on complex business transactions.  He also advises on a range of public policy and governance matters.  He is a Professor and the Jarislowsky Dimma Mooney Chair in Corporate Governance and is Director of the Hennick Centre for Business and Law at Osgoode Hall Law School and the Schulich School of Business at York University.  Mr. Waitzer served from 1993 to 1996 as Chair of the Ontario Securities Commission (and of the Technical Committee of the International Organization of Securities Commissions) and until 1981 as Vice-President of The Toronto Stock Exchange.

Elected in 2105, Mr. Waitzer is Vice-Chair of Sociedad Quimica y Minera de Chile (SQM) where he also Chairs the Ad Hoc Committee and serves on each of the Governance and Directors’ Committees.  He is Chair of the Liquor Control Board of Ontario.  He has written and spoken extensively on a variety of legal and public policy issues and serves or has served as director of a number of corporations, foundations, community organizations, editorial boards and advisory groups. He was a founding director of the Canadian Foundation for the Advancement of Investors Rights.  He is the President of the Canada Chile Business Council and spent 2003-2004 as an advisor to the Superintendent of Securities and Insurance (SVS) in Santiago, Chile.  He earned his LL.B. (1976) and LL.M. (1981) from the Faculty of Law, University of Toronto.  Mr. Waitzer was called to the Ontario Bar in 1978 and the New York Bar in 1985.

SailingStone Capital intends to vote all of their Shares in favor of Mr. Waitzer and they will seek to encourage other holders of Series B Shares of the Issuer to also vote their Shares in favor of the election of Mr. Waitzer. Series B shareholders (Holders of American Depository Receipts (“ADRs”) must provide their voting instructions via their Annual Meeting Proxy Card to The Bank of New York Mellon, as Depository. Voting instructions must be received by The Bank of New York Mellon prior to 5:00 p.m. NY Time on the date specified by The Bank of New York Mellon in connection with the Ordinary Shareholders Meeting. Voting instructions may also be submitted online via proxyvote.com or by phone at (800) 454-8683.

As discussed above, and depending upon such discussions and consideration of strategic alternatives, the Reporting Persons could support one or more of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons reserve the right to formulate other purposes, plans or proposals regarding the Issuer to the extent deemed advisable by the Reporting Persons in light of current market conditions generally and specifically as they relate to the Issuer. The Reporting Persons further reserve the right to add to or reduce their holdings in the Issuer at any time as circumstances warrant without prior notice.

Item 5.            Interest in Securities of the Issuer.
Based on the most recently available filing information submitted to the Securities and Exchange Commission by the Issuer, there are 120,376,972 Series B Shares outstanding.  As of March 28, 2016, the Reporting Persons collectively may be deemed to beneficially own 24,886,498 Series B Shares, which represents 20.70% of the outstanding Series B Shares.  The number of Series B Shares which may be deemed to be beneficially owned by the Reporting Persons are as follows:

Shares Deemed to be Beneficially Owned By:	Nature of Ownership	Percentage of Class
(A) SailingStone:
24,886,498	Sole Voting and Sole Dispositive Power (1)	20.70%

(B) SailingStone Holdings:
24,886,498	Shared Voting and Shared Dispositive Power (2)	20.70%

(C) Davis:
24,886,498	Shared Voting and Shared Dispositive Power (3)	20.70%

(D) Settles:
24,886,498	Shared Voting and Shared Dispositive Power (4)	20.70%

(E) The Fund:
8,742,847	Shared Voting and Shared Dispositive Power (5)	7.26%

_________________________
(1)
Such Shares are owned by investment advisory clients of SailingStone.  By reason of its investment advisory relationship with such clients, SailingStone is deemed to have sole voting and sole dispositive power over such Shares.  The economic interest in such Shares is held by such clients.

(2)
Because SailingStone Holdings is the general partner of SailingStone GP LP which serves as managing member of SailingStone, SailingStone Holdings could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(3)
Because Davis is a managing member of SailingStone Holdings and a control person of SailingStone Holdings and SailingStone, he could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(4)
Because Settles is a managing member of SailingStone Holdings and a control person of SailingStone Holdings and SailingStone, he could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(5)
Such shares are owned by the Fund.  Because SailingStone serves as sub-investment adviser to the Fund, the Fund may be deemed to share the power to vote and dispose or direct the disposition of such Shares.

TRANSACTIONS
Information regarding transactions in the Shares that have been effected by the Reporting Persons during the last sixty days are set forth in Exhibit C which is attached hereto

Item 6.                              Contracts, Arrangements, Understandings or Relations With Respect to Securities of the  Issuer.
None.
Item 7.                              Materials Filed as Exhibits.
The following exhibits are attached hereto or are incorporated by reference herein, as indicated:
Exhibit A - Joint Filing Agreement of the Reporting Persons
Exhibit B - Executive Officers and Control Persons of the Reporting Persons
Exhibit C - Transactions in Securities of the Issuer During the Past Sixty Days by the Reporting Persons
In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, the Reporting Persons expressly disclaim the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the beneficial owners of such securities.

SIGNATURES
The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement on Schedule 13D is true, complete and correct.  The undersigned agree to the filing of this single Statement on Schedule 13D.

SailingStone Capital Partners LLC*

Date:  March 28, 2016                                                                                                  By:  /s/ Kathlyne Kiaie
Name:  Kathlyne Kiaie
Title:    Chief Compliance Officer

SailingStone Holdings LLC*

Date:  March 28, 2016                                                                                                  By: /s/ MacKenzie B. Davis
Name: MacKenzie B. Davis
Title:   Managing Member

MacKenzie B. Davis*

Date:  March 28, 2016                                                                                                  By: /s/  MacKenzie B. Davis
Name:  MacKenzie B. Davis

Kenneth L. Settles Jr.*

Date:  March 28, 2016                                                                                                  By: /s/  Kenneth L. Settles Jr.
Name:  Kenneth L. Settles Jr.

RS Investment Trust, on behalf of the RS Global Natural  Resources Fund*

Date:  March 28, 2016                                                                                                  By:  /s/ Marianne E. Clark
Name:  Marianne E. Clark
Title:    Chief Compliance Officer

* The Reporting Persons disclaim beneficial ownership in the shares represented herein except to the extent of their pecuniary interest therein.

EXHIBIT A
Joint Filing Agreement Among
SailingStone Capital Partners LLC, SailingStone Holdings LLC,
MacKenzie B. Davis, Kenneth J. Settles Jr. and RS Investment Trust, on behalf of the
RS Global Natural Resources Fund

Whereas, in accordance with Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act"), only one joint Statement and any amendments thereto need to be filed whenever one or more persons are required to file such a statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such Statement or amendments thereto is filed on behalf of each of them:

NOW, THEREFORE, the parties hereto agree as follows:

SailingStone Capital Partners LLC, SailingStone Holdings LLC, MacKenzie B. Davis, Kenneth L. Settles Jr. and the RS Investment Trust, on behalf of RS Global Natural Resources Fund, do hereby agree, in accordance with Rule 13d-1(k)(1) under the Act, to file a Statement on Schedule 13D relating to their ownership of the Series B Shares of the Issuer, and do hereby further agree that said Statement on Schedule 13D shall be filed on behalf of each of them.
SailingStone Capital Partners LLC

Date:  March 28, 2016                                                                                                  By: /s/ Kathlyne K. Kiaie
Name: Kathlyne K. Kiaie
Title:   Chief Compliance Officer

SailingStone Holdings LLC

Date:  March 28, 2016                                                                                                  By:  /s/ MacKenzie B. Davis
Name:  MacKenzie B. Davis
Title:    Managing Member

MacKenzie B. Davis

Date:  March 28, 2016                                                                                                  By: /s/  MacKenzie B. Davis
Name:  MacKenzie B. Davis

Kenneth L. Settles Jr.

Date:  March 28, 2016                                                                                                  By: /s/  Kenneth L. Settles Jr.
Name:  Kenneth L. Settles Jr.

RS Investment Trust, on behalf of the RS Global Natural Resources Fund

Date:  March 28, 2016                                                                                                  By:  /s/ Marianne E. Clark
Name:  Marianne E. Clark
Title:    Chief Compliance Officer

EXHIBIT B
OFFICERS AND CONTROL PERSONS OF THE REPORTING PERSONS

Except where otherwise noted, each of the individuals named below is a citizen of the United States with a principal business address as indicated below.

A.  SailingStone Capital Partners LLC

SailingStone Capital Partners LLC is an investment adviser organized as a limited liability company under the laws of the State of Delaware.  Its address is:
One California Street, 30th Floor
 San Francisco, California 94111

The officers of SailingStone Capital Partners LLC are:
Name                                                                      Title
Kathlyne K. Kiaie                                      Chief Compliance Officer
James E. Klescewski                                Chief Financial Officer

SailingStone GP LP, a Delaware limited partnership, is the managing member of SailingStone Capital Partners LLC.  SailingStone Holdings LLC, a Delaware limited liability company is the general partner of SailingStone GP LP.  MacKenzie B. Davis and Kenneth L. Settles Jr. are the managing members of SailingStone Holdings LLC and are deemed to be control persons of SailingStone Capital Partners LLC.
B.  SailingStone Holdings LLC
SailingStone Holdings LLC is an entity organized under the laws of the State of Delaware.  Its address is:
One California Street, 30th Floor
 San Francisco, California 94111

MacKenzie B. Davis and Kenneth L. Settles Jr. are the managing members of SailingStone Holdings LLC and are deemed to be control persons of SailingStone Holdings LLC.
C.  RS Investment Trust

RS Investment Trust is an investment company organized as a business trust under the laws of the Commonwealth of Massachusetts and is registered with the U.S. Securities and Exchange Commission.  Its address is:
One Bush Street, Suite 900
 San Francisco, California 94104

Information regarding the Trustees and Officers of RS Investment Trust is incorporated herein by reference to the Section titled “Management of the Trust - Trustees and Officers – Identification and Background” in the Statement of Additional Information included in Post-Effective Amendment No. 141 to the Registration Statement on Form N-1A of RS Investment Trust as filed with the U.S. Securities and Exchange Commission on April 30, 2015.

EXHIBIT C

TRANSACTIONS IN SECURITIES OF THE ISSUER DURING THE PAST SIXTY DAYS BY THE REPORTING PERSONS

No transactions in the Shares have been effected by the Reporting Persons or to the best knowledge of the Reporting Persons, by any executive officer, director, managing member, affiliate or subsidiary of any of the Reporting Persons during the last sixty days, except the following transactions, each of which was made in a broker's transaction in the open market:

Reporting Person	Sale/ Purchase	Date	No. of Shares	Average Price Per Share
SailingStone	Purchase	2/1/2016	43,185	$16.05
SailingStone	Purchase	2/2/2016	120,900	$15.47
SailingStone	Purchase	2/3/2016	55,890	$15.70
SailingStone	Sale	2/3/2016	-25,109	$15.88
SailingStone	Purchase	2/4/2016	50,797	$16.26
SailingStone	Sale	2/4/2016	-43,258	$16.14
SailingStone	Sale	2/8/2016	-37,610	$15.45
SailingStone	Purchase	2/8/2016	49,114	$15.53
SailingStone	Purchase	2/9/2016	30,600	$15.28
SailingStone	Purchase	2/19/2016	40,600	$17.01
SailingStone	Purchase	2/24/2016	25,960	$17.09
SailingStone	Purchase	3/1/2016	42,184	$18.17
SailingStone	Sale	3/4/2016	-78,632	$18.60
SailingStone	Sale	3/7/2016	-85,287	$19.02
SailingStone	Purchase	3/8/2016	139,520	$18.61
SailingStone	Purchase	3/9/2016	114,600	$18.62
SailingStone	Purchase	3/10/2016	49,526	$19.24
SailingStone	Purchase	3/11/2016	163,000	$19.89
SailingStone	Purchase	3/14/2016	80,000	$19.92
SailingStone	Purchase	3/15/2016	102,382	$19.78
SailingStone	Sale	3/17/2016	-85,200	$20.56
SailingStone	Sale	3/18/2016	-211,130	$20.66
SailingStone	Purchase	3/23/2016	85,000	$20.99
SailingStone	Sale	3/24/2016	30348	$20.52